

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 15, 2017

Terry R. Goodemote
Executive Vice President,
Treasurer and Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801

> **Re: Arrow Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed August 9, 2017**
> **File No. 333-219822**

Dear Mr. Goodemote:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Michele C. Kloeppel, Esq.